                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                                (AMENDMENT NO. 1)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                           CENTRAL PARKING CORPORATION
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS AND SECURITIES)

                                   154785 10 9
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                             JAMES J. FINNEGAN, ESQ.
                          AEW CAPITAL MANAGEMENT, L.P.
                             WORLD TRADE CENTER-EAST
                                TWO SEAPORT LANE
                        BOSTON, MASSACHUSETTS 02110-2021
                                 (617) 261-9000
--------------------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 MARCH 22, 2001
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                              (Page 1 of 10 Pages)

-----------------------------                      -----------------------------
CUSIP No. 154785 10 9             SCHEDULE 13D            Page 2 of 10 Pages
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         AEW Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                       (a)  ( )
                                                                       (b)  (x)
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         00
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)      (  )
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                           NUMBER OF             7      SOLE VOTING POWER
                            SHARES                      0
                         BENEFICIALLY            -------------------------------
                           OWNED BY              8      SHARED VOTING POWER
                             EACH                       0
                           REPORTING             -------------------------------
                            PERSON               9      SOLE DISPOSITIVE POWER
                             WITH                       0
                                                 -------------------------------
                                                 10     SHARED DISPOSITIVE POWER
                                                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
         (  )
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
CUSIP No. 154785 10 9             SCHEDULE 13D            Page 3 of 10 Pages
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         AEW/L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                     (a) ( )
                                                                     (b) (x)
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         00
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e) (  )        (  )
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                           NUMBER OF             7      SOLE VOTING POWER
                            SHARES                      0
                         BENEFICIALLY            -------------------------------
                           OWNED BY              8      SHARED VOTING POWER
                             EACH                       0
                           REPORTING             -------------------------------
                            PERSON               9      SOLE DISPOSITIVE POWER
                             WITH                       0
                                                 -------------------------------
                                                 10     SHARED DISPOSITIVE POWER
                                                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES        (  )
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
CUSIP No. 154785 10 9             SCHEDULE 13D            Page 4 of 10 Pages
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         AEW, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                       (a) ( )
                                                                       (b) (x)
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         00
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                             (  )
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Massachusetts
--------------------------------------------------------------------------------
                           NUMBER OF             7      SOLE VOTING POWER
                            SHARES                      0
                         BENEFICIALLY            -------------------------------
                           OWNED BY              8      SHARED VOTING POWER
                             EACH                       0
                           REPORTING             -------------------------------
                            PERSON               9      SOLE DISPOSITIVE POWER
                             WITH                       0
                                                 -------------------------------
                                                 10     SHARED DISPOSITIVE POWER
                                                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES                                                    (  )
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
CUSIP No. 154785 10 9             SCHEDULE 13D            Page 5 of 10 Pages
-----------------------------                      -----------------------------


         This Amendment No. 1 to Schedule 13D (this "Amendment") filed pursuant to Section 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), should be read in conjunction with the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on March 29, 1999 via EDGAR. This Amendment amends the
Schedule 13D only with respect to Items 4 and 5 as set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

         On March 19, 1999 (the "Closing Date"), Central and its wholly-owned subsidiary Central Merger Sub, Inc. ("Merger Sub"), closed the merger contemplated by the Agreement and Plan of Merger, dated as of September 21, 1998 and amended as of January 5, 1999 (as so amended, the "Merger Agreement"), among Central, Merger Sub, Allright Holdings, Inc. ("Allright"), Apollo Real Estate Investment Fund II, L.P. ("Apollo") and the Partnership. Pursuant to the Merger Agreement, on the Closing Date Allright merged (the "Merger") with Merger Sub, with Allright remaining as the surviving corporation. In connection therewith, the Partnership surrendered for cancellation all of the shares of common stock of Allright, $0.01 par value (the "Allright Common Stock"), which it owned prior to the Merger, in exchange for the number of shares of Central Common Stock equal to the product of (i) 87.6367 (the "exchange ratio" as computed pursuant to the Merger Agreement) and (ii) the number of shares of Allright Common Stock which it owned prior to the Merger. Accordingly, as of the Closing Date, the Reporting Persons beneficially owned 3,346,627 shares of Central Common Stock.

         The Central Common Stock received by the Partnership pursuant to the Merger (in addition to the Central Common Stock owned by certain other holders), is entitled to registration rights set forth in a registration rights agreement, dated as of September 21, 1998 and amended as of January 5, 1999 (as so amended, the "Registration Rights Agreement"), among the Partnership, Apollo, Central, and certain shareholders of Central. Pursuant to the Registration Rights Agreement, among other things, the former holders of shares of Allright common stock or options or warrants to purchase Allright common stock (collectively, the "Allright Holders"), owning at least eighty percent of the Registrable Securities (as such term is defined in the Registration Rights Agreement) then owned by such Allright Holders, had the right during a specified time period to demand Central to use its reasonable best efforts to register up to certain specified amounts of Central Common Stock for resale in a registered public underwritten offering (the "Underwritten Offering"). The Allright Holders did not demand the Underwritten Offering.

         Pursuant to the Registration Rights Agreement, the Partnership also has the right to sell its Central Common Stock received in the merger in connection with one or more "shelf" registration statements (collectively, the "Shelf") to be filed and kept continuously effective by Central. At the request of the Partnership, Central filed a Registration Statement on Form S-3 with the Securities and Exchange Commission on February 2, 2001. The Partnership's right to sell Central Common Stock under the Shelf shall terminate when all its Central Common Stock received in the Merger is sold. The Partnership also possesses "piggyback" rights permitting it to sell Central Common Stock as part of either an underwritten primary offering, secondary offering, or a combined primary and secondary offering.

-----------------------------                      -----------------------------
CUSIP No. 154785 10 9             SCHEDULE 13D            Page 6 of 10 Pages
-----------------------------                      -----------------------------


         Pursuant to the Merger Agreement, Central expanded its Board of Directors (the "Central Board") from 9 members to 11 members so that the Partnership and Apollo could each designate a nominee to the Central Board. The Partnership designated Marc Davidson as its nominee to the Central Board to serve in accordance with and for the time period specified by Central's charter and bylaws. Mr. Davidson resigned from the Central Board in February 2001 and the Partnership did not designate a new member.

         Pursuant to the Merger Agreement, the Partnership may be required to make certain indemnification payments. All indemnification obligations incurred by the Partnership may be satisfied, in its sole discretion, by the payment of Central Common Stock in lieu of cash. For these purposes, the value of a share of Central Common Stock delivered in lieu of cash shall be deemed to equal the closing sale price per share of Central Common Stock on the New York Stock Exchange on the Closing Date, which was $35.125.

         The Reporting Persons review on a continuing basis their investment in Central and Central's business, prospects, and financial condition. Based on such continuing review, alternative investment opportunities available to the Reporting Persons and all other factors deemed relevant (including, without limitation, the market for and price of Central Common Stock, offers for shares of Central Common Stock, general economic conditions and other future developments), the Reporting Persons may decide to increase or decrease the Partnership's equity interest in Central by acquiring additional shares of Central Common Stock or by disposing of all or a portion of the Central Common Stock.

         Other than as reported herein, the Reporting Persons have no plans or proposals which relate to or would result in any of the following matters: (a) the acquisition by any person of additional securities of Central, or the disposition of securities of Central; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Central or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Central or any of its subsidiaries; (d) any change in the Central Board or management of Central, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Central Board; (e) any material change in the present capitalization or dividend policy of Central; (f) any other material change in Central's business or corporate structure; (g) changes in Central's charter, bylaws or other actions which may impede the acquisition of control of Central by any person; (h) causing a class of securities of Central to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Central becoming eligible for termination of registration pursuant to Section 12(g)(4) under the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, the Reporting Persons beneficially own an aggregate of 0 shares of Central Common Stock, representing approximately 0% of the 35,894,287 shares of Central Common Stock believed to be outstanding.

         (b) The Reporting Persons have the sole power to direct the voting and disposition of the 0 shares of Central Common Stock held by the Reporting Persons.

-----------------------------                      -----------------------------
CUSIP No. 154785 10 9             SCHEDULE 13D            Page 7 of 10 Pages
-----------------------------                      -----------------------------


         (c) Other than as set forth below, to the best knowledge of the Reporting Persons, none of the Reporting Persons nor any person listed in Appendix A has effected any transactions in Central Common Stock during the past 60 days:

         On each of the dates listed below, the Reporting Persons sold the number of shares of Central Common Stock in an open market transaction at the price indicated.

       DATE              NO. OF SHARES             PRICE PER SHARE
       ----              -------------             ---------------
     3/22/01                  100,000                  $17.80
     3/23/01                   50,800                  $17.85
     3/26/01                   19,800                  $18.00
     3/27/01                   27,700                  $18.00
     3/29/01                   30,000                  $18.00
     3/30/01                  225,000                  $18.00
     4/02/01                    4,900                  $18.45
     4/04/01                    1,400                  $18.25
     4/05/01                   15,800                  $18.31
     4/06/01                      800                  $18.33
     4/12/01                    2,900                  $18.25
     4/25/01                   25,000                  $18.25
     5/09/01                   25,000                  $18.25
     5/10/01                   67,900                  $18.22
     5/11/01                   25,000                  $18.35
     5/17/01                    7,800                  $18.40
     5/17/01                      400                  $18.41
     5/17/01                    1,700                  $18.38
     5/17/01                      100                  $18.37
     5/18/01                   10,600                  $18.50
     5/21/01                    1,000                  $18.45
     5/29/01                      800                  $18.25
     6/01/01                   25,800                  $18.29
     6/05/01                    2,800                  $18.40
     6/07/01                    1,400                  $18.40
     6/08/01                    5,900                  $18.40
     6/11/01                   20,000                  $18.40
     6/12/01                    3,400                  $18.41
     6/14/01                  619,400                  $18.15
     6/18/01                      300                  $18.40
     6/26/01                   12,700                  $18.33
     6/28/01                  211,400                  $18.34
     6/29/01                   25,000                  $18.35
     7/02/01                   17,600                  $18.50
     7/03/01                    3,300                  $18.50
     7/05/01                      400                  $18.50
     7/06/01                      400                  $18.50
     7/09/01                    7,900                  $18.46
     7/10/01                  350,000                  $18.56

-----------------------------                      -----------------------------
CUSIP No. 154785 10 9             SCHEDULE 13D            Page 8 of 10 Pages
-----------------------------                      -----------------------------


     7/11/01                  668,000                  $18.89
     7/12/01                   28,600                  $19.40
     7/13/01                  115,000                  $19.36
     7/16/01                   25,000                  $19.50
     7/16/01                      100                  $19.66
     7/16/01                    9,000                  $19.60
     7/16/01                    5,400                  $19.65
     7/16/01                      300                  $19.67
     7/16/01                    2,200                  $19.60
     7/17/01                  125,000                  $19.60
     7/17/01                   11,200                  $19.65
     7/18/01                  100,000                  $18.50
     7/18/01                  100,000                  $18.51
     7/18/01                   50,000                  $18.70
     7/18/01                   24,100                  $18.86
     7/18/01                      500                  $18.85
     7/18/01                      300                  $18.82
     7/18/01                      100                  $18.80
     7/18/01                  129,727                  $19.00

         (d)      Not applicable.

         (e)      Not applicable.

-----------------------------                      -----------------------------
CUSIP No. 154785 10 9             SCHEDULE 13D            Page 9 of 10 Pages
-----------------------------                      -----------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 1, 2001


                                    AEW PARTNERS, L.P.

                                    By:   AEW/L.P., its general partner

                                          By:   AEW, Inc., its general partner

                                                By:   /s/ James J. Finnegan
                                                      -------------------------
                                                      Name:  James J. Finnegan
                                                      Title:  Vice President

                                    AEW/L.P.

                                    By:   AEW, Inc., its general partner

                                          By:   /s/ James J. Finnegan
                                                -------------------------------
                                                Name: James J. Finnegan
                                                Title:  Vice President

                                    AEW, INC.

                                    By:   /s/ James J. Finnegan
                                          -------------------------------------
                                          Name:  James J. Finnegan
                                          Title:  Vice President

-----------------------------                      -----------------------------
CUSIP No. 154785 10 9             SCHEDULE 13D            Page 10 of 10 Pages
-----------------------------                      -----------------------------


                                   APPENDIX A

NAME                                  BUSINESS ADDRESS                    OCCUPATION
----                                  ----------------                    ----------
Joseph F. Azrack                      AEW Capital Management              Pension fund
President; Director                   World Trade Center-East             investment advisor
                                      Two Seaport Lane
                                      Boston, MA 02110-2021

Thomas H. Nolan, Jr.                  AEW Capital Management              Pension fund
Vice President; Director              World Trade Center-East             investment advisor
                                      Two Seaport Lane
                                      Boston, MA 02110-2021

J. Grant Monahon                      AEW Capital Management              Attorney
Clerk and Vice President; Director    World Trade Center-East
                                      Two Seaport Lane
                                      Boston, MA 02110-2021

Jeanne M. Caldwell                    AEW Capital Management              Comptroller
Treasurer                             World Trade Center-East
                                      Two Seaport Lane
                                      Boston, MA 02110-2021

Peter C. Aldrich                      AEW International                   Pension fund
Director                              53 State Street                     investment advisor
                                      Boston, MA  02110

James J. Finnegan                     AEW Capital Management              Attorney
Vice President                        World Trade Center-East
                                      Two Seaport Lane
                                      Boston, MA 02110-2021

Marc L. Davidson                      AEW Capital Management              Pension fund
Vice President                        World Trade Center-East             investment advisor
                                      Two Seaport Lane
                                      Boston, MA 02110-2021